Exhibit (a)(1)
COMPANY NOTICE
TO HOLDERS OF
4.25% SENIOR CONVERTIBLE NOTES DUE 2023 ISSUED BY
AMR CORPORATION
CUSIP Numbers: 001765 BA 3 and 001765 AZ 9
     Reference is made to the Indenture, dated as of September 23, 2003 (the “Indenture”), among AMR Corporation, a Delaware corporation (“AMR” or the “Company”), American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, a Delaware banking corporation, as trustee (the “Trustee”), relating to the Company’s 4.25% Senior Convertible Notes due 2023 (the “Notes”). Pursuant to Section 3.08 of the Indenture and paragraph 6 of the Notes, each holder (each, a “Holder”) of the Notes has an option to require the Company to purchase all or a portion of its Notes, in accordance with the terms, procedures and conditions outlined in the Indenture and the Notes, on September 23, 2008 (the “Purchase Date”).
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that, at the option of each Holder (the “Put Option”), the Notes will be purchased by the Company for a purchase price (the “Purchase Price”) in cash equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to the Purchase Date, upon the terms and subject to the conditions set forth in the Indenture, the Notes, this Company Notice and the related notice materials, as amended and supplemented from time to time (collectively, the “Option Documents”). Holders may surrender their Notes from August 22, 2008 through 5:00 p.m., New York City time, on September 22, 2008 (the “Expiration Date”). This Company Notice is being sent pursuant to Section 3.08 of the Indenture and the provisions of the Notes. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
     The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to the Purchase Date will be paid to record holders as of the Regular Record Date therefor, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. The Regular Record Date for the Purchase Date is September 8, 2008.
     The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.
     To exercise your option to have the Company purchase the Notes and receive payment of the Purchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to surrender Notes for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.
     The Paying Agent is Wilmington Trust Company. The address of the Paying Agent is:
Wilmington Trust Company
Rodney Square North
1100 North Market Street, 9th Floor
Wilmington, Delaware 19890
Attention: Alisha Clendaniel
Telephone: (302) 636-6470
Fax: (302) 636-4145
Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.
The date of this Company Notice is August 22, 2008.

i

     No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.
     We and our affiliates, including our executive officers and directors, will be prohibited by Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Put Option for ten business days after the expiration of the Put Option. Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future to redeem the Notes, in whole or in part, and to purchase any of the Notes, whether or not any Notes are purchased by the Company pursuant to the Put Option, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Put Option and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or a combination thereof, we will pursue.

ii

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete and the remainder of this Company Notice contains additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.
Who is obligated to purchase my Notes?
     AMR Corporation, a Delaware corporation (“AMR” or the “Company”), is obligated, at your option, to purchase its 4.25% Senior Convertible Notes due 2023 (the “Notes”). (See Page 4)
Why are you obligated to purchase my Notes?
     The right of each holder (each, a “Holder”) of the Notes to sell and our obligation to purchase the Notes pursuant to the Put Option is a term of the Notes under the Indenture, dated as of September 23, 2003 (the “Indenture”), among the Company, American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, as trustee (the “Trustee”), and has been a right of Holders from the time the Notes were issued. We are required to repurchase the Notes of any Holder exercising the Put Option pursuant to the terms of the Notes and the Indenture. (See Page 4)
What securities are you obligated to purchase?
     We are obligated to purchase all of the Notes surrendered at the option of the Holder thereof. As of August 21, 2008, there was $225,490,000 in aggregate principal amount of the Notes outstanding. (See Page 4)
How much will you pay and what is the form of payment?
     Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Purchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to September 23, 2008 (the “Purchase Date”), with respect to any and all Notes validly surrendered for purchase and not withdrawn. The Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or our Common Stock (as defined below). The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued to the Purchase Date will be paid to holders of record as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. Pursuant to the terms of the Indenture and the Notes, the Purchase Price may be paid in cash, Common Stock or any combination thereof. We have determined that we will pay the Purchase Price in cash with respect to any Notes validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date (as defined below). (See Pages 4-5)
How can I determine the market value of the Notes?
     There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. Holders are urged to obtain current market information for the Notes, to the extent available, and our Common Stock (as defined below) before making any decision with respect to the Put Option. Our common stock, $1.00 par value per share (“Common Stock”), into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AMR”. On August 18, 2008, the closing sale price of our Common Stock on the NYSE was $11.43 per share. (See Pages 5-6)

What does the Company’s Board of Directors think of the Put Option?
     Although the Company’s Board of Directors approved the terms of Notes, including the Put Option, before the Notes were issued, it has not made any recommendation as to whether you should exercise or refrain from exercising the Put Option. You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option. (See Page 5)
When does the Put Option expire?
     The Put Option expires at 5:00 p.m., New York City time, on September 22, 2008 (the “Expiration Date”). We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws). (See Page 4)
What are the conditions to the Company’s purchase of the Notes?
     Provided that the Company’s purchase of validly surrendered Notes is not unlawful and that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions other than satisfaction of the procedural requirements described in this Company Notice. Delivery of Notes by book-entry transfer electronically through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Notes. (See Page 4)
How do I surrender my Notes?
     To surrender your Notes for purchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.
     Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.
     Holders who are DTC participants should surrender their Notes electronically through ATOP, subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Expiration Date.
     You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date. By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice. (See Pages 7-9)
If I exercise the Put Option, when will I receive payment for my Notes?
     We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option. We will promptly, and in no case later than 11:30 a.m., New York City time, on September 24, 2008, the first Business Day following the Purchase Date, deposit with the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Pages 9-10)
     Your delivery of the Notes by book-entry transfer to the account of the Paying Agent maintained by the Paying Agent with DTC is a condition to your receipt of the Purchase Price for such Notes.

Can I withdraw previously surrendered Notes?
     Yes. To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date.
     You bear the risk of untimely withdrawal of previously surrendered Notes. You must allow sufficient time for completion of the DTC procedures before 5:00 p.m., New York City time, on the Expiration Date. (See Page 9)
Do I need to do anything if I do not wish to exercise the Put Option?
     No. If you do not surrender your Notes before the expiration of the Put Option, we will not purchase your Notes and such Notes will remain outstanding subject to their existing terms. (See Page 5)
If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?
     No. You may surrender all of your Notes, a portion of your Notes or none of your Notes. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof. (See Page 5)
If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?
     Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of the Notes into 57.61 shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. (See Page 5)
If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase pursuant to the Put Option?
     The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize income, gain or loss. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Pages 11-14)
Who is the Paying Agent?
     Wilmington Trust Company, the trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.
Whom can I contact if I have questions about the Put Option?
     Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION
     1. Information Concerning the Company. AMR Corporation, a Delaware corporation (“AMR” or the “Company”), is obligated to purchase its 4.25% Senior Convertible Notes due 2023 (the “Notes”) which have been surrendered for purchase pursuant to the Put Option and not withdrawn. The Notes are convertible into shares of common stock, par value $1.00 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company is both the “filing person” and the “subject company.”
     AMR was incorporated in October 1982. AMR’s operations fall almost entirely in the airline industry. AMR’s principal subsidiary, American Airlines, Inc. (“American”), was founded in 1934. American is the largest scheduled passenger airline in the world in terms of available seat miles and revenue passenger miles. At the end of 2007, American provided scheduled jet service to approximately 170 destinations throughout North America, the Caribbean, Latin America, Europe and Asia. American is also one of the largest scheduled air freight carriers in the world, providing a wide range of freight and mail services to shippers throughout its system onboard American’s passenger fleet.
     Our principal executive offices are located at 4333 Amon Carter Boulevard, Fort Worth, Texas 76155 and our main telephone number at that address is (817) 963-1234. Our website address is www.aa.com. We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.
     2. Information Concerning the Notes. On September 23, 2003, we issued $300,000,000 million in aggregate principal amount of the Notes. Cash interest accrues on the Notes at the rate of 4.25% per annum and is payable semi-annually on March 23 and September 23 of each year (each, an “Interest Payment Date”) to the person in whose name a Note is registered at the close of business on the preceding March 8 or September 8 (each, a “Regular Record Date”), as the case may be. The Notes mature on September 23, 2023. As of August 21, 2008, there was $225,490,000 in aggregate principal amount of the Notes outstanding.
          2.1. The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture, dated as of September 23, 2003 (the “Indenture”), among AMR, American, as guarantor, and Wilmington Trust Company, as trustee (the “Trustee”), we are obligated to purchase all of the Notes validly surrendered and not withdrawn, at the Holder’s option (the “Put Option”), on September 23, 2008 (the “Purchase Date”).
     The Put Option will expire at 5:00 p.m., New York City time, on September 22, 2008 (the “Expiration Date”). We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws).
     The purchase by the Company of validly surrendered Notes is not subject to any conditions other than (1) that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), (2) that the Company’s purchase is not unlawful and (3) satisfaction of the procedural requirements described in this Company Notice.
     If any Notes remain outstanding following the expiration of the Put Option, the Company will become obligated to purchase the Notes, at the option of the Holders, in whole or in part, on September 23, 2013 and September 23, 2018, in each case at a purchase price equal to the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date thereof. The Company will have the option to pay such purchase price in cash, Common Stock or a combination thereof.
          2.2. Purchase Price. Pursuant to terms of the Indenture and the Notes, the purchase price to be paid by the Company for the Notes on the Purchase Date is equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to the Purchase Date (the “Purchase Price”). The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued to the Purchase Date will be paid to record holders as of the Regular Record Date, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. Pursuant to the terms of the Indenture and the Notes, the Purchase Price may be paid in cash, Common Stock or a combination thereof. We have determined that the Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Notes.
     The Purchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for purchase.
     None of the Company, American, our or American’s Board of Directors, or our or American’s employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Notes and our Common Stock and other relevant factors.
     You should also consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of any U.S. federal, state, and local law and any non-U.S. tax consequences in light of your own particular circumstances.
          2.3. Conversion Rights of the Notes. The Notes are convertible into shares of our Common Stock in accordance with and subject to the terms of the Indenture and the Notes. The conversion rate of the Notes is 57.61 shares of Common Stock per $1,000 principal amount of the Notes. The Paying Agent is currently acting as Conversion Agent for the Notes. The Conversion Agent can be contacted at the address and telephone and fax numbers set forth on the front cover of this Company Notice.
     Holders who do not surrender their Notes for purchase pursuant to the Put Option will maintain the right to convert their Notes into Common Stock subject to the terms, conditions and adjustments specified in the Indenture and the Notes. Any Notes surrendered for purchase pursuant to the Put Option may be converted in accordance with the terms of the Indenture only if they have been validly withdrawn before 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 of this Company Notice.
          2.4. Market for the Notes and our Common Stock. There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of the Notes, if any, pursuant to the Put Option may reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following the Put Option.
     Our Common Stock, into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AMR”. The following table shows, for the periods indicated, the high and low closing sales prices per share of our Common Stock as reported by the NYSE:

	High	Low
2008:
Third Quarter (through August 18, 2008)	$12.19	$4.41
Second Quarter	$10.32	$5.12
First Quarter	$16.18	$8.38

2007:
Fourth Quarter	$25.64	$14.03
Third Quarter	$28.83	$20.77
Second Quarter	$33.12	$25.34
First Quarter	$40.66	$30.14

2006:
Fourth Quarter	$34.10	$24.10
Third Quarter	$27.66	$18.83
Second Quarter	$28.76	$21.88
First Quarter	$28.88	$18.76
     On August 18, 2008, the closing sale price of our Common Stock, as reported by the NYSE, was $11.43 per share. As of August 18, 2008, there were 251,536,868 shares of Common Stock outstanding.
     The Holders of Notes are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, paid to holders of Common Stock. The Company historically has not paid dividends on its Common Stock.
     We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.
          2.5. Optional Redemption. Beginning on September 23, 2008, the Notes are redeemable for cash at any time at our option, in whole or in part, at a redemption price equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest to the date fixed for redemption, as provided for in the Indenture and the Notes.
          2.6. Holder’s Right to Require Purchase Upon Change in Control. Each Holder may require us to purchase all or any part of his or her Notes if there is a Change in Control (as defined in the Indenture) at a purchase price equal to the Change in Control Purchase Price (as defined in the Indenture).
          2.7. Ranking. The Notes are our unsecured senior obligations and rank equal in right of payment with all our other existing and future unsecured and unsubordinated indebtedness. The guarantee of American is an unsecured senior obligation of American and ranks equal in right of payment with all existing and future unsecured and unsubordinated indebtedness of American. The Notes and the guarantee of American are effectively subordinated to all existing and future secured debt of AMR and American, respectively, to the extent of the security for such secured debt.

     3. Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase. Holders will not be entitled to receive the Purchase Price for their Notes unless they validly surrender (and do not thereafter withdraw) the Notes on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in a principal amount of $1,000 or an integral multiple thereof.
     If Holders do not validly surrender their Notes on or before 5:00 p.m., New York City time, on the Expiration Date or if they withdraw validly surrendered Notes before 5:00 p.m., New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.
     You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option. However, there may be commissions you need to pay your broker in connection with the surrender of the Notes.
          3.1. Method of Delivery. The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.
     This Company Notice constitutes the Company Notice (as defined and) described in the Indenture and delivery of the Notes via ATOP will satisfy the Holders’ requirement for physical delivery of a Purchase Notice (as defined and) described in the Indenture. Delivery of Notes, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.
          3.2. Agreement to be Bound by the Terms of the Put Option. By surrendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:
•	such Notes shall be purchased as of the Purchase Date pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms of this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notices required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges the Company and American and their respective directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes, and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•	such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances of any kind and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	such Holder understands that all Notes properly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes and the Option Documents;

•	payment for Notes purchased pursuant to the Company Notice will be made by deposit of the Purchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.
3.3. Delivery of Notes.
     Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or prior to 5:00 p.m., New York City time, on the Expiration Date.
     Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:
•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting his or her acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying

Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been surrendered by such participant under the Put Option and that such participant has received and agrees to be bound by the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.
     In surrendering through ATOP, the electronic instructions sent to DTC by the Holder (or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf), and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.
     You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.
     If the Paying Agent holds, in accordance with the terms of the Indenture, sufficient cash to pay the Purchase Price for the Notes by 11:30 a.m., New York City time, on September 24, 2008, the first Business Day following the Purchase Date, then at the close of business on the Purchase Date, such Notes will cease to be outstanding and interest on such Notes will cease to accrue, and all rights (other than the right to receive the Purchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.
     4. Right of Withdrawal. Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Notes, Holders (or such Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date, by following the surrender procedures described in Section 3 above.
     This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant in sufficient time to allow DTC to withdraw those Notes before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:
•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;
•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.
     We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.
     You bear the risk of untimely withdrawal of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.
     Holders may withdraw any Notes previously delivered to the Paying Agent and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.
     5. Payment for Surrendered Notes. We will promptly, and in no case later than 11:30 a.m., New York City time, on September 24, 2008, the first Business Day following the Purchase Date, deposit with the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes (and not validly withdrawn such delivery) prior to 5:00 p.m., New York City time, on the Expiration Date. Your delivery of the Notes by book-entry transfer to the account of the Paying Agent maintained by the Paying Agent with DTC is a condition to your receipt of the Purchase Price for such Notes.

     The total amount of funds required by us to purchase all of the Notes is $225,490,000 (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, we intend to use cash on hand to purchase the Notes. We do not have any alternative financing plans.
     6. Notes Acquired. Any Notes purchased by us pursuant to the Put Option will be canceled by the Trustee, pursuant to the terms of the Indenture.
     7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or those of any of our significant subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•	any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our board of directors or to change any material term of the employment contract of any of our executive officers;

•	any other material change in our corporate structure or business;

•	any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.
     8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Company Notice, except as disclosed in Section 10 of this Company Notice. A list of our executive officers and directors is attached to this Company Notice as Schedule A. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.
     Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof. Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
     9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Company Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.
     10. Purchases of Notes by the Company and Its Affiliates. On August 6, 2008, the Company purchased for cash $74,510,000 principal amount of the Notes in a privately negotiated transaction at a price of $980 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to the date of purchase. The Company made no other purchases of the Notes during the 60 days preceding the date of this Company Notice.
     Effective on the date of this Company Notice, we and our affiliates, including their executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until at least the tenth business day after the Purchase Date. Following such time, if any Notes remain outstanding, we may exercise our right to redeem such Notes, in whole or in part, and we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price, or which may be paid in cash or other consideration. Any decision to purchase Notes after the Purchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes delivered for purchase pursuant to the Put Option, the market price of our Common Stock, our business and financial position, and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to the Holders of the Notes than the terms of the Put Option as described in this Company Notice.
     11. Certain U.S. Federal Income Tax Consequences.
     The following is a discussion of certain U.S. federal income tax consequences that may be relevant to U.S. Holders or Non-U.S. Holders who surrender Notes for purchase pursuant to the Put Option. For this purpose, a “holder” means a beneficial owner of a Note; a “U.S. Holder” means a holder that, for U.S. federal income tax purposes, is (i) a citizen or resident alien individual of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it either (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and a “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and, in each case, is not a U.S. Holder.
     If an entity treated as a partnership for U.S. federal income tax purposes holds a Note, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner. Any such entity should consult its own tax adviser regarding the U.S. federal income tax consequences applicable to it and its partners of surrendering a Note for purchase pursuant to the Put Option.
     This discussion deals only with Notes held as capital assets (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of its own particular circumstances, nor does it deal with special situations, such as:
•	holders who are subject to special tax treatment, such as dealers in securities or currencies, banks, insurance companies, retirement plans, tax-exempt entities, regulated investment companies, real estate investment trusts, U.S. Holders whose “functional currency” is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting, certain former citizens or residents of the United States, foreign government entities, international organizations, controlled foreign corporations and passive foreign investment companies;

•	Notes held as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	any alternative minimum tax consequences; or

•	any state, local or non-U.S. tax consequences.
     This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, other administrative guidance and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.
     EACH HOLDER THAT INTENDS TO SURRENDER ANY NOTE FOR PURCHASE PURSUANT TO THE PUT OPTION SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE U.S. FEDERAL, STATE AND LOCAL, AND ANY NON-U.S., TAX CONSEQUENCES TO IT IN LIGHT OF ITS OWN PARTICULAR CIRCUMSTANCES.
11.1. U.S. Holders
     Surrender of Notes for Purchase. The surrender of any Note by a U.S. Holder for purchase pursuant to the Put Option generally will be treated as a taxable sale of the Note for U.S. federal income tax purposes. Such U.S. Holder generally will recognize gain or loss upon such sale equal to the difference between (i) the cash received by such U.S. Holder in consideration for the surrender of the Note and (ii) such U.S. Holder’s adjusted tax basis in the Note at the time of sale. A U.S. Holder’s adjusted tax basis in a Note generally will be equal to the cost of the Note to such U.S. Holder, increased by the amount of (x) original issue discount (“OID”) included in income by such U.S. Holder with respect to the Note and (y) any market discount such U.S. Holder elected to include in income with respect to the Note (as described below). A U.S. Holder that acquired a Note at premium should consult its own tax advisor regarding U.S. federal income tax consequences of surrendering the Note for purchase pursuant to the Put Option.
     Any such gain or loss recognized generally will be capital gain or loss, subject to the market discount rules described below. Capital gains of individuals and certain other non-corporate taxpayers from the sale of capital assets held for more than one year at the time of sale generally are eligible for a reduced tax rate. Limitations apply to the deduction of capital losses.
     If a U.S. Holder acquired a Note at a market discount, any gain recognized by such U.S. Holder from the surrender of such Note for purchase pursuant to the Put Option generally will be treated as ordinary income, rather than capital gain, to the extent of the market discount which has not previously been included in income by such U.S. Holder and is treated as having accrued on such Note at the time of such purchase. Subject to a de minimis exception, the “market discount” on a Note is the excess, if any, of the (i) “revised issue price” of the Note (generally the sum of the issue price of the Note and the aggregate amount of OID which accrued on the Note prior to the time acquired by the U.S. Holder) over (ii) such U.S. Holder’s initial tax basis in the Note. Generally, market discount would be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elected to accrue such discount on a constant interest rate method. If a U.S. Holder elected to include any market discount on a Note in income currently as it accrues, on either a ratable or constant interest rate method, such U.S. Holder’s basis in the Note would be increased to reflect the amount of income so included.
     Information Reporting and Backup Withholding. In general, information reporting requirements will apply to the amount paid to a U.S. Holder in consideration for the surrender of a Note for purchase pursuant to the Put Option, unless such U.S. Holder is an exempt recipient (such as a corporation). A U.S. Holder may also be subject to backup withholding tax on such payment unless the U.S. Holder (i) provides a correct U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements or (ii) is a corporation or other exempt recipient and, if required, provides a certification to such effect. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished on a timely basis to the Internal Revenue Service (“IRS”).

11.2. Non-U.S. Holders
     Surrender of Notes for Purchase. Subject to the discussion of backup withholding below, the payment to, or for the account of, a Non-U.S. Holder in consideration for the surrender of a Note for purchase pursuant to the Put Option generally will not be subject to the 30% U.S. federal withholding tax, provided that, in the case of any amount attributable to accrued OID, the Non-U.S. Holder:
•	does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	is not a “controlled foreign corporation” that is related to us directly or constructively through stock ownership for U.S. federal income tax purposes; and

•	certifies, under penalties of perjury, that it is not a U.S. person and provides its name and address and certain other information (generally on IRS Form W-8BEN).
The Treasury regulations provide alternative methods for satisfying the certification requirement referred to in the third bullet above, as well as special rules for certain types of entities, including intermediaries and non-U.S. partnerships.
     If the amount of the payment to a Non-U.S Holder attributable to accrued OID is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder (or, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), such amount generally will not be subject to the 30% U.S. federal withholding tax, provided that the Non-U.S. Holder has provided the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, the amount attributable to the OID generally will be subject to U.S. federal income tax on a net income basis in the same manner as a U.S. Holder and, in the case of a corporate Non-U.S. Holder, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).
     Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain (excluding any amount attributable to accrued OID) recognized on the surrender of a Note for purchase pursuant to the Put Option unless:
•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the tender and certain other conditions are met;

•	such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis in substantially the same manner as a U.S. Holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty); or

•	AMR is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during the Non-U.S. Holder’s holding period for the Notes and certain other conditions are met.
     Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). AMR does not believe that it has been a USRPHC for any year during which the Notes have been outstanding, nor does it presently anticipate that it will be a USRPHC for the current year.
     Information Reporting and Backup Withholding. The amount paid to a Non-U.S. Holder on account of accrued OID on any Notes surrendered for purchase pursuant to the Put Option, and the amount of any tax withheld from such amount, generally must be reported to the IRS and to the Non-U.S. Holder. Backup withholding may also apply to such payments if such Non-U.S. Holder fails to certify under penalties of perjury that it is not a U.S. person or otherwise establish an exemption.

     In addition, payments to a Non-U.S. Holder in consideration for the surrender of the Notes for purchase pursuant to the Put Option made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption. Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished on a timely basis to the IRS.
     12. Additional Information. This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

Filing	Date Filed
Annual Reports on Form 10-K of AMR and American for the year ended December 31, 2007	February 20, 2008

Quarterly Reports on Form 10-Q of AMR and American for the quarters ended March 31, 2008 and June 30, 2008	April 18, 2008 July 17, 2008

Current Reports on Form 8-K of AMR	January 3, 2008
January 18, 2008
January 22, 2008
February 4, 2008
March 4, 2008
March 24, 2008
March 31, 2008
April 1, 2008
April 3, 2008 (March traffic report)
April 16, 2008 (AMR Beacon sale)
May 5, 2008
May 14, 2008
May 16, 2008
May 21, 2008
May 22, 2008
June 3, 2008
June 18, 2008
July 2, 2008
July 3, 2008 (June traffic report)
August 5, 2008
August 13, 2008
August 14, 2008

Current Reports on Form 8-K of American	January 3, 2008
January 18, 2008
January 22, 2008
February 4, 2008
March 4, 2008

Filing	Date Filed
March 24, 2008
March 31, 2008
April 1, 2008
April 3, 2008 (March traffic report)
April 16, 2008 (AMR Beacon sale)
May 5, 2008
May 14, 2008
May 16, 2008
May 21, 2008
May 22, 2008
June 3, 2008
June 18, 2008
July 2, 2008
July 3, 2008 (June traffic report)
August 5, 2008
August 13, 2008
August 14, 2008

Definitive Proxy Statement of AMR	April 18, 2008
     The SEC file number for these AMR filings is 001-08400 and the file number for these American filings is 001-02691. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings and those of American may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings and those of American also are available to the public on the SEC’s Internet site at www.sec.gov.
     Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 4333 Amon Carter Blvd., Fort Worth, Texas, 76155, Attention: Kenneth W. Wimberly, Corporate Secretary, (817) 963-1234.
     As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.
     In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.
     13. No Solicitations. We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option.
     14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Notes.
     15. Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

     None of the Company, American, our or American’s Board of Directors or our or American’s employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.
AMR CORPORATION

SCHEDULE A
INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF THE COMPANY
The table below sets forth information about our executive officers and directors as of August 21, 2008. To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Gerard J. Arpey	Chairman of the Board. President and Chief Executive Officer

Daniel P. Garton	Executive Vice President

Thomas W. Horton	Executive Vice President of Finance and Planning and Chief Financial Officer

Robert W. Reding	Executive Vice President

Gary F. Kennedy	Senior Vice President and General Counsel

John W. Bachmann	Director

David L. Boren	Director

Armando M. Codina	Director

Rajat K. Gupta	Director

Alberto Ibargüüen	Director

Ann M. Korologos	Director

Michael A. Miles	Director

Philip J. Purcell	Director

Ray M. Robinson	Director

Dr. Judith Rodin	Director

Matthew K. Rose	Director

Roger T. Staubach	Director
The business address and telephone number of each executive officer and director is c/o AMR Corporation, 4333 Amon Carter Blvd., Fort Worth, Texas, 76155, (817) 963-1234.

A-1